SCHNEIDER WEINBERGER & BEILLY, LLP

2200 Corporate Boulevard, N.W.

Suite 201

Boca Raton, Florida 33431

telephone (561) 362-9595

telecopier (561) 361-9612

email: jim@swblaw.net

July 21, 2008

‘CORRESP’

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Hardy, Branch Chief
Brigitte Lippmann
Jenn Do
Terence O’Brien

Re:	Gold Horse International, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form S-1
File No. 333-148827

Ladies and Gentlemen:

We are counsel to the Company in connection with the above-referenced filings. The Company is in receipt of the staff’s letter of comment dated June 19, 2008. The Company has filed Amendment No. 3 to the Registration Statement on Form S-1 which contains revisions in response to the staff’s comments. Following are the Company’s responses to such comments; under separate cover the Company is delivering hard copies of such filing marked to show the changes and keyed to the staff’s comments. In addition, at such time as the staff has no further comments on the Company’s financial statements and prior to a request for effectiveness of the above-captioned registration statement, the Company intends to file an amendment to its annual report on Form 10-KSB for the year ended June 30, 2007 containing the revisions as described elsewhere herein.

General

1.	We note your disclosure in the following filings:

•

Form 8-K filed on April 30, 2008 regarding non-reliance on your unaudited consolidated financial statements for the three and six months ended December 31, 2007 appearing in the Form 10-Q for the period, and

•	Form 10-Q for the quarterly period ended March 31, 2008, filed on May 23, 2008, disclosing that your disclosure controls and procedures are not effective.

Please provide additional disclosure regarding these events in the registration statement, including in the risk factor regarding internal control over financial reporting on page 24.

RESPONSE:    As requested, the Company has added a risk factor and additional disclosure under Management’s Discussion and Analysis regarding the restatement of its December 31, 2007 financial statements and the deficiencies of its disclosure controls and procedures. Please see pages 12 and 28 of Amendment No. 3.

Risks Related to Doing Business in China, page 21

2.

Please tell us how you considered the requirements under Rule 5-04 to provide condensed parent only financial statement of the registrant in Schedule I. Explain any restrictions of the Chinese government on distributions of dividends and assets and how you considered them in your analysis of your requirements under this rule.

RESPONSE: The Company has included a new footnote, Note 16 - Restricted Assets, in its consolidated financial statements for the year ended June 30, 2007 to address the requirements under Rule 5-04. Please see page F-23 of Amendment No. 3 to the Form S-1. As described therein, because 100% of the Company’s consolidated net assets at June 30, 2007 represented restricted net assets held by the VIEs and as the Share Exchange Agreement occurred on June 29, 2007, at June 30, 2007, there was no investment in VIEs and no share of the VIEs profits or losses.

Management’s Discussion and Analysis, page 26

Comparison of Three Months and Nine Months ended March 31, 2008 and March 31, 2007, page 31

3.

You disclose on page 32 that your net revenues for the nine months ended march 31, 2008, decreased $1,115,435 or approximately 5.5% from the comparable period in fiscal 2007. We note, however, that given net revenues for the nine months ended March 31, 2008, were $21,485,837, compared to $20,370,402 in revenues for the year-ago period, you had an overall increase of the aforementioned amounts. Please revise your disclosure throughout the MD&A accordingly.

RESPONSE: The Company has revised its disclosure throughout the MD&A accordingly to reflect an increase of in net revenues of $1,115,435. Please see page 33 of Amendment No. 3 to the Form S-1.

4.

You disclose on page 34 that your net revenues for the three months ended March 31, 2008, decreased $2,935,113 or approximately 41% from the comparable period in fiscal 2007. We note, however, that given net revenues for the three months ended March 31, 2008, were $4,595,204, compared to $7,141,503 in revenues for the year-ago period, you had an overall decrease of $2,546,299 or approximately 36%. Please revise your disclosure throughout the MD&A accordingly.

RESPONSE: The Company has revised its disclosure throughout the MD&A accordingly to reflect a decrease of in net revenues of $2,546,299. Please see page 36 of Amendment No. 3 to the Form S-1.

Inner Mongolia Electrical Vocational Technical School, page 62

5.

We have read your response to comment 12 in our letter dated May 2, 2008. You respond that the disclosure in the filing includes the material terms of the agreement between Jin Ma Real Estate and Inner Mongolia Mechanics and Electrics Professional Technology University. However, we note this latter entity is not named anywhere in the filing, nor do you disclose the nature and role of this entity to the construction agreement. Please revise your filing accordingly to address this. Please discuss the relationship, if any, between the Inner Mongolia Electrical Vocation Technical School and the Inner Mongolia Mechanics and Electrics Professional Technical University.

RESPONSE: The name “Inner Mongolia Mechanics and Electrics Professional Technical University” is the same as “Inner Mongolia Electrical Vocation Technical School”, the name used in our S-1 filing, with the difference arising from a translation error. The name Inner Mongolia Electrical Vocation Technical School used in our S-1 filing is the proper name. Amendment No. 3 contains a corrected version of Exhibit 10.21.

6.

You disclose that since Jin Ma Real Estate does not have any construction licenses, Jin Ma Construction is performing all of the construction services on behalf of Jin Ma Real Estate. Please expand your disclosure to discuss the material provisions of any agreement made between these two companies.

RESPONSE: The Company has expanded its disclosure to note that Jin Ma Real Estate entered into a construction contract with Jin Ma Construction whereby Jin Ma Construction agreed to construct the buildings pursuant to standard PRC construction law on behalf of Jin Ma Real Estate and Jin Ma Real Estate will pay to Jin Ma Construction all construction costs associated with this project, and to describe all material provisions of this contract. Please see page 65 of Amendment No. 3 to the Form S-1. We have also filed a copy of this agreement as Exhibit 10.23 of the registration statement.

March 31, 2008 Financial Statements

Consolidated Balance Sheet, page F-2

7.

We have read your response to comment 7 in our letter dated May 2, 2008. Your response states “because there is no direct ownership interest by the Primary Beneficiary in the VIE, equity of the VIE is eliminated with an offsetting credit to minority interest.” Based on this response, it is still not clear why you are including the equity of the Jin Ma companies in a separate line item in equity as of March 31, 2008, and within APIC as of June 30, 2007. As noted in our prior comment, Gold Horse Nevada entered into the contractual arrangements on August 31, 2006. It is not clear what event occurred subsequent to June 30, 2007, which triggered the reclassification. Please provide us with a comprehensive description of your accounting for the contractual arrangements, including all relevant events and dates, the timing and basis for recording the assets and liabilities of the VIE (e.g. at historical carrying value), the accounting after initial measurement, including the reasons none of the income of the VIE is attributed to noncontrolling interests on the statement of operations, and the basis for the various balance sheet classifications of the equity of the VIE. Also, please explain why the equity of the VIE is classified differently on the June 30, 2007, balance sheets presented on pages F-2 and F-29. It appears you revised the June 30, 2007, balance sheet on page F-2 in this amendment. Please tell us whether your auditor has audited the revised balance sheet. We note only one audit report that has been issued, which is dated September 21, 2007.

RESPONSE: There was no event that triggered reclassification of the equity of the Jin Ma Companies from within APIC at June 30, 2007 to the subsequent presentation under “Non controlling Interest in Variable Interest Entities. The decision to use the subsequent balance sheet presentation was based upon advice of the Company’s auditors and their subsequent interpretation of FIN46, and was made in an effort to provide clearer information regarding the Company’s ownership of the equity in the VIEs. Following the execution of the Share Exchange Agreement the Company and Gold Horse Nevada in June 2007, the assets and liabilities of the VIEs were consolidated with those of the Company based upon their historical carrying value in accordance with GAAP and there have been no changes in the accounting treatment after initial measurement. Under the terms of the contractual arrangements, all income of the VIEs is to be paid to the Company as a management fee; accordingly, there is no income of the VIEs which could be attributable to noncontrolling interests on the income statement. Both the Company and its auditor believe that the reclassification of the VIEs equity on the June 30, 2007 balance sheet does not rise to the level of a restatement and the auditor has confirmed to the Company that such firm has audited the revised balance sheet at June 30, 2007 appearing on page F-2 of Amendment No. 3 to the Form S-1. At such time as the Company files an amendment to its Form 10-KSB as contemplated elsewhere herein, the audited balance sheet at June 30, 2007 appear therein will be revised to present the equity of the Jin Ma companies (VIEs) in a separate line item in equity as “Non Controlling Interest in Variable Interest Entities”.

June 30, 2007 Financial Statements

Note 15 - Major Customers & Vendors, page F-48

8.	We have read your response to comment 8 in our letter dated May 2, 2008. You disclose the following:

a)	Phase I and II of the Xiao Kang Xin Cun Residential Apartments provided 43.3% of Jin Ma Construction’s revenues for the nine months ended March 31, 2008 (pages 14 and 32);
b)	Phase I and II of the Xiao Kang Xin Cun Residential Apartments provided 56% of Jin Ma Construction’s revenues for the year ended June 30, 2007 (pages 14 and 37);
c)	He Sheng Jia Wuan Residential Apartments provided 15% of Jin Ma Construction’s revenues for the year ended June 30, 2007 (page 14 and 37);
d)	Riverbank Garden Community provided 31.8% of Jin Ma Construction’s revenues for the nine months ended March 31, 2008 (pages 14 and 32);
e)	Riverbank Garden Community provided 88% of Jin Ma Construction’s revenues for the nine months ended March 31, 2008 (page 34);
f)	Three customers provided 20%, 35% and 15% of the Company’s revenues for the year ended June 30, 2007 (page F-48); and
g)	Four vendors provided 24.7%, 12.6%, 19.2% and 19.2% of the Company’s “construction work” for the year ended June 30, 2007 (page F-48).

Please address the following comments in your next amendment:

•	Clarify whether the three customers referred to in item f) are the Phase I and Phase II of the Xiao Kang Xin Cun Residential Apartments and the He Sheng Jia Wuan Residential Apartments;
•	Clarify whether any individual customers/vendor accounts for more than 10% of your consolidated revenues for March 31, 2008, and June 30, 2007;
•

Disclose in your filing who the four vendors are in item g), and their relationship, if any, to the Phase I and Phase II of the Xiao Kang Xin Cun Residential Apartments and/or the He Sheng Jia Wuan Residential Apartments;

•	Clarify whether the “construction work” in item g) represents solely the operations of Jin Ma Construction. If so, reconcile these percentages with those in items b), c) and f).
•	Reconcile the percentage disclosures between items d) and e).

RESPONSE:    The Company has revised its footnote disclosure in its consolidated financial statements for the year ended June 30, 2007 to:

•          Clarify that the three customers referred to in item f) above are the Phase I and Phase II of the Xiao Kang Xin Cun Residential Apartments and the He Sheng Jia Wuan Residential Apartments. Please see page F-22 of Amendment No. 3 to the S-1;

•          Disclosed in the filing and the relationship to the Phase I and Phase II of the Xiao Kang Xin Cun Residential Apartments and the He Sheng Jia Wuan Residential Apartments of the four third party construction vendors upon whom Jin Ma Construction had a vendor reliance upon during fiscal 2007. As these vendors are unrelated third parties, the Company did not name the vendors. Please see page F-23 of Amendment No. 3 to the S-1; and

•          Clarified whether the “construction work” in item g) represents solely the operations of Jin Ma Construction. Please see page F-23 of Amendment No. 3 to the S-1.

The Company believes that these revisions clarify whether any individual customers/vendor accounts for more than 10% of the consolidated revenues for fiscal 2007.

The Company has revised its footnote disclosure in its consolidated financial statements for the period ended March 31, 2008 to further clarify its reliance on certain vendors. Please see page F-26 of Amendment No. 3. The Company believes that Note 15 of the Notes to Unaudited Consolidated Financial Statements for March 31, 2008 which appears on page F-26 of Amendment No. 3 to the S-1 discloses customers which account for more than 10% of the revenues during the period. Finally, the Company has reconciled the percentage disclosure between items d) and e) above. Item d) above provides information for the nine months ended March 31, 2008 (which appears on page 34 of the S-1) while e) refers to information for the three months ended March 31, 2008 (which appears on page 36 of the S-1).

Form 10-Q for the period ended March 31, 2008

Item 4. Controls and Procedures, page 39

9.

We note herein and in the amended Form 10-Q for the period ended December 31, 2007, that you state that while you have taken certain remedial steps to correct your control deficiencies, you have an inadequate number of personnel in China with the requisite experience in generally accepted accounting principles to ensure the proper application thereof. In future filings, please describe these “certain remedial steps” and disclose what you are currently doing, if anything, to remedy the fact that you have an inadequate number of Chinese personnel with sufficient knowledge and experience with US GAAP.

RESPONSE: The Company will include a more detailed description of the remedial steps taken to strengthen its controls in future filings.

We trust the foregoing is fully responsive to the staff’s comments.

Sincerely,

/s/ James M. Schneider

cc:	Mr. Adam Wasserman